Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE SECOND RESTATED

ARTICLES OF INCORPORATION OF

SIGMA DESIGNS, INC.

a California corporation

Thinh Q. Tran certifies that:

    He is the Chief Executive Officer, and President of Sigma Designs, Inc., a California corporation.

    ARTICLE III of the Second Restated Articles of Incorporation of this corporation is amended and restated as follows:

    ARTICLE III.

    This Corporation is authorized to issue two classes of shares, designated "Common Stock" and "Preferred Stock." The total number of shares which this corporation is authorized to issue is 37,000,000. The number of shares of Preferred Stock which this corporation is authorized to issue is 2,000,000. The number of shares of Common Stock which this corporation is authorized to issue is 35,000,000.

    The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of this corporation is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the numbers of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation and par value of any series and to fix the number of shares of any series.

    The foregoing amendment to ARTICLE III of the Second Restated Articles of Incorporation has been duly approved by the Board of Directors of said corporation.

    The foregoing amendment to ARTICLE III of the Second Restated Articles of Incorporation has been duly approved by the required vote of shareholders of said corporation in accordance with Section  902 of the California Corporations Code at the Annual Meeting of Shareholders held on June 22, 2001, the record date for which was April 23, 2001. The total number of outstanding shares of the corporation entitled to vote as of the record date for said meeting was 16,309,517 shares of Common Stock. The number of shares of Common Stock voting in favor of the foregoing Second Restated Articles of Incorporation equaled or exceeded the vote required. The vote required was a majority of the outstanding shares of Common Stock entitled to vote as of the record date for said meeting.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in the foregoing Certificate of Amendment of the Second Restated Articles of Incorporation are true and correct to my own knowledge.

Executed at this 22nd day of June, 2001.

Thinh Q. Tran
Chief Executive Officer and President